Exhibit 23.1

Independent Registered Public Accounting Firm’s Consent

We consent to the incorporation by reference in the Registration Statements of B. Riley Financial, Inc. on Forms S-3 (File Nos. 333-198814, 333-203534 and 333-214234) and Form S-8 (File No. 333-202876) of our report dated March 10, 2017, with respect to our audits of the consolidated financial statements of B. Riley Financial, Inc. and Subsidiaries as of December 31, 2016 and 2015 and for each of the years in the three year period ended December 31, 2016 and our report dated March 10, 2017 with respect to our audit of the effectiveness of internal control over financial reporting of B. Riley Financial Inc. and Subsidiaries as of December 31, 2016, which reports are included in this Annual Report on Form 10-K of B. Riley Financial, Inc. for the year ended December 31, 2016.

/s/ Marcum llp

Marcum llp
Melville, NY
March 10, 2017